Exhibit 99.1

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	9,498,367	0.7%
Baker Brothers Life Sciences, L.P.	104,889,368	7.3%
Total	114,387,735	8.0%